SECURITIES AND EXCHANGE COMMISSION

AUG 6 2004

DIVISION OF MARKET REGULATION

SECURITIE 04013121 SION

8-27

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SEC FILE NUMBER
8- 53685

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTTSDALE CAPITAL ADVISORS Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E. MCDONALD RD. SUITE 6

(No. and Street)

SCOTTSDALE, AZ 85253

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUSTINE HURRY 480-603-4904

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUSSEAU, KENNETH

(Name – *if individual, state last, first, middle name*)

13802 N. 32ND ST. SUITE 9 PHOENIX, AZ 85032

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 03 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUSTINE HURRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTTSDALE CAPITAL ADVISORS, as of AUGUST 16TH, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNELLE SWAIN
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Comm. Expires April 15, 2005

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottsdale Capital Advisors Corporation

Scottsdale, Arizona

FINANCIAL STATEMENTS

Years Ended June 30, 2004 and 2003

(Together with Independent Auditor's Report)

Scottsdale Capital Advisors Corporation

Scottsdale, Arizona

FINANCIAL STATEMENTS

Years Ended June 30, 2004 and 2003

CONTENTS

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Independent Auditor's Report

Board of Directors
Scottsdale Capital Advisors Corporation

We have audited the accompanying balance sheets of Scottsdale Capital Advisors Corporation as of June 30, 2004 and the related statements of income, retained earnings, and cash flows for the year then ended. We compiled the statements for the years ending June 30, 2004 only. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

August 15, 2004

K. E. Dusseau, CPA

13802 N. 32nd Street, Suite 9
Phoenix, AZ 85032
Phone 602/996-8885
Fax 602/996-8887
E-mail: ken@kendusseaucpa.com
www.kendusseaucpa.com

SCOTTSDALE CAPITAL ADVISORS
Comparative Balance Sheet
As of June 30, 2003 and 2004

Assets	**2004**	**2003**
Current Assets		
Cash	$ 193,151.55	$ 379,813.16
Accounts Receivable	102,785.97	72,215.31
Clearing Deposit	90,000.00	90,000.00
Total Current Assets	385,937.52	542,028.47
Fixed Assets		
Furniture	111,710.67	93,028.00
Accumulated Depreciation	(48,388.00)	(21,666.94)
Total Fixed Assets	63,322.67	71,361.06
Other Assets		
Deposits	5,181.67	5,181.67
Licensing Fees NASD Firm	8,729.98	9,755.32
NASD Credit	1,736.55	410.50
Retainers Legal	15,000.00	1,500.00
Interest on FCC Deposit	9.98	21.93
Cost Basis Non-allowable Securities	34,928.85	43,200.00
Total Other Assets	65,587.03	60,069.42
Total Assets	514,847.22	673,458.95
Liabilities		
Current Liabilities		
Accounts Payable	$ -	$ 1,096.46
Dividends Payable	53,287.13	-
Payroll 1099's Payable	73,421.30	53,263.45
Payable Monthly Estimate	7,139.44	676.20
Payroll W2 Payable - Other	1,089.65	2,014.88
Total Current Liabilities	134,937.52	57,050.99
Total Liabilities	134,937.52	57,050.99
Stockholder's Equity		
Additional Paid in Capital	33,000.00	33,000.00
Common Stock, no par value, authorized 1,000,000 shares, issued and outstanding 1,000,000 shares	345,000.00	345,000.00
Dividend Distributions	(722,657.04)	-
Retained Earnings	724,566.74	238,407.96
Total Stockholder's Equity	379,909.70	616,407.96
Total Liabilities and Stockholder's Equity	$ 514,847.22	$ 673,458.95

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS
Comparative Income Statement
For the Years Ended June 30, 2003 and 2004

Sales	2004	2003
CCS Revenue	$ 1,240,395.30	$ 268,716.39
Commissions	307,278.02	88,933.55
Clearing Revenue	20,358.58	21,560.22
Investment Company Revenue Direct	333,648.28	375,993.55
Other Revenue	125,952.44	271,874.39
Order Flow Payments	14,911.00	-
Trading Losses	-	-
Interest	-	-
Consulting	-	183,185.00
Total Sales	2,042,543.62	1,210,263.10
Cost of Sales		
CCS Ticket & Trading	207,499.24	54,531.09
Other Costs of Sales	6,829.97	10,492.89
Sales Compensation	1,059,858.99	645,351.80
Clearing Fees	43,188.90	10,041.35
Total Cost of Sales	1,317,377.10	720,417.13
Gross Profit	725,166.52	489,845.97
Expenses		
General and Administrative	44,253.84	26,978.16
Outside Services	-	14,488.45
Gross Wages	27,525.50	29,968.95
Rent	61,249.67	31,218.15
Utilities	6,467.26	4,314.22
Security	145.00	1,337.51
Computer Expenses	-	3,548.90
Repairs & Maintenance	2,254.66	1,056.87
Advertising & Promotion	-	1,968.00
Permits & Licenses	32,575.80	38,208.23
Legal & Accounting	24,956.40	22,556.05
Depreciation	24,749.06	21,666.72
Miscellaneous	1,192.62	1,146.75
Mark to Market Adjustment	8,271.15	49,600.00
Accrued Payroll Expense	5,366.78	676.20
Total Expenses	239,007.74	248,733.16
Net Income	$ 486,158.78	$ 241,112.81

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at July 1, 2003	1,000,000	$ 345,000.00	$ 33,000.00	$ 238,407.96	$ 616,407.96
Payment of Dividends	-	-	-	-	(722,657.04)
Issuance of common stock	-	-	-	-	-
Additional capital contributed	-	-	-	-	-
Prior period adjustment	-	-	-	-	-
Net profit	-	-	-	486,158.78	486,158.78
Balance at June 30, 2004	1,000,000	$ 345,000.00	$ 33,000.00	$ 724,566.74	$ 379,909.70

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2004

Cash flows from operating activities	
Net Income	$ 486,158.78
Adjustments to reconcile net income to net cash	
Depreciation and amortization	26,721.06
Increase in accounts receivable	(30,570.66)
Increase in other assets	(5,517.61)
Increase in accounts payable	(1,096.46)
Increase in other current liabilities	78,982.99
Net cash used in operating activities	554,678.10
Cash flows from investing activities	
Increase in property and equipment	(18,682.67)
Net cash provided by investing activities	(18,682.67)
Cash flows from financing activities	
Decrease in other changes to capital	(722,657.04)
Net cash used in financing activities	(722,657.04)
Net increase in cash and cash equivalents	(186,661.61)
Cash and cash equivalents at beginning	379,813.16
Cash and cash equivalents at end	$ 193,151.55

See Accompanying Notes to Financial Statements

Scottsdale Capital Advisors Corporation

Notes to Financial Statements

Year Ended June 30, 2004

Company operations

Scottsdale Capital Advisors Corporation (the "Company") was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a full service broker dealer and a member of the National Association of Security Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC). The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company's statement of financial condition as well as its liquidity.

Summary of significant accounting policies

The significant accounting policies followed by the Company are as follows:

Management's use of estimates – The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect that reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents – Cash includes cash and may, at times, include cash equivalents, which consist of highly liquid debt instruments with original maturities of three months or less.

Securities transactions – Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

Depreciation – Depreciation of furniture and equipment is computed using the straight –line method over useful lives of 7 years, computer systems 3 yrs and office equipment 5 years.

Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000, and requires that

the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2004, the company had net capital of $251,000.00, which was $151,000.00 in excess of its minimum required net capital. At June 30, 2004 the aggregate indebtedness balance was $134,937.52 creating a ratio of aggregate indebtedness to net capital of 1:1.9; the aggregate indebtedness to net capital requirement is met.

Concentrations of credit risk

The company has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the Company to risk and potential loss. The Company utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At June 30, 2004, the Company had $93,151.55 of cash deposits in excess of the FDIC coverage.

Rent

The Company has entered into a five-year office lease, which commenced on June 4, 2002.Estimated payments for the remainder of the lease are

2004 - $30,600.00
2005 - $62,191.67
2006 - $63,891.66
2007 - $26,916.67

Additional Information

The additional information pages contained within this audit are presented for purposes of additional analysis and are not a required part of the basic financial statements. They are however required by rule 17a-5 of the Securities Exchange Act of 1934. The information contained on these pages (10 and 11) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scottsdale Capital Advisors

Corporation

ADDITIONAL INFORMATION

SCOTTSDALE CAPITAL ADVISORS
Additional Information
June 30, 2004

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

NET CAPITAL		
Stockholder's Equity		382,176.71
Less: Nonallowable assets		
Property and equipment	65,589.68	
Non-allowable securities	34,928.85	
Prepaid expenses	5,181.67	
Other assets	25,476.51	
Total nonallowable assets		131,176.71
Net capital		251,000.00
Less: Minimum net capital required		100,000.00
EXCESS NET CAPITAL		151,000.00
AGGREGATE INDEBTEDNESS - LIABILITIES		134,937.52
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1 to 1.9

SCOTTSDALE CAPITAL ADVISORS
Additional Information
June 30, 2004

Reconciliation of Net Capital Pursuant to
Rule 17a-4(d)-(4)

Net capital per form X-17A-5 (Unaudited)	$ 251,000.00
Net capital	$ 251,000.00

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To the Board of Directors of
Scottsdale Capital Advisors Corporation

In planning and performing our audit of the financial statements of Scottsdale Capital Advisors Corporation for the year ended June 30, 2004, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of practices and procedures followed by Scottsdale Capital Advisors Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with the exceptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control are to provide management with reasonable but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss, from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

13802 N. 32nd Street, Suite 9
Phoenix, AZ 85032
Phone 602/996-8885
Fax 602/996-8887
E-mail: ken@kendusseaucpa.com
www.kendusseaucpa.com

Because of inherent limitations in internal control, errors or fraud may occur and not be detected and could affect future periods. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standard established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We did not note any matters involving internal control issues, including control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934. Based on this understanding and on our financial audit review, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

We recognize that it is not practicable in a company the size of Scottsdale Capital Advisors Corporation to achieve all the division of duties and cross checks generally included in a system of internal accounting control, and alternatively greater reliance must be placed on surveillance by management.

August 15, 2004

K&D [illegible], CPA